UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-204124

AMERICAN EXPRESS CREDIT CORPORATION
(Exact Name of registrant as specified in charter)

200 Vesey Street
New York, New York 10285
(212) 640-2000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

2.700% Fixed Rate Senior Notes Due March 3, 2022
Floating Rate Senior Notes Due March 3, 2022
3.300% Fixed Rate Senior Notes Due May 3, 2027
(Title of each class of securities covered by this Form)

None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

2.700% Fixed Rate Senior Notes Due March 3, 2022: 82 holders of record
Floating Rate Senior Notes Due March 3, 2022: 52 holders of record
3.300% Fixed Rate Senior Notes Due May 3, 2027: 66 holders of record

Pursuant to the requirements of the Securities Exchange Act of 1934, American Express Credit Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 14, 2022	By:	Douglas C. Turnbull
Name: Douglas C. Turnbull
Title: Secretary